MEMBERS Life Insurance Company

Britney Schnathorst
Associate General Counsel
Office of General Counsel
Phone:	608.665.4184
E-mail:	Britney.schnathorst@cunamutual.com

May 9, 2023

VIA EDGAR TRANSMISSION

Ms. Elisabeth Bentzinger, Esq.
Senior Counsel, Disclosure Review Office No. 3
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	MEMBERS Life Insurance Company TruStage™ ZoneChoice Annuity

Initial to Registration Statement on Form S-1

Dear Commissioners:

On behalf of MEMBERS Life Insurance Company (the “Company”), we are providing responses to comments received from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission” or “SEC”). We are transmitting for filing an initial Registration Statement on Form S-1 (the “Registration Statement”) for certain single premium deferred annuity contracts with index-linked interest options (the “Contracts”). The purpose of this filing is to include enhancements to the current Contract under the Securities Act of 1933 (the “1933 Act”).

The Registration Statement will incorporate changes made in response to comments raised by the Staff. For the Staff’s convenience, each comment is set forth in full below, followed by the response. Acceleration requests from the Company and the principal underwriter also accompany the filing.

1.	Please provide a white paper or fact sheet for the Dimensional US Small Cap Value Systematic Index.

Response               Attached.

2.	Please confirm that the index information for the Dimensional US Small Cap Value Systematic Index will be published publicly.

Response:              Confirmed.

3.	Please confirm that the Dimensional US Small Cap Value Systematic Index is a rules-based index.

Response:              Confirmed.

4.	Please supplementally provide more detail about the relationship between the index provider and the Registrant, and confirm that the Dimensional US Small Cap Value Systematic Index is not proprietary to the Registrant.
Response:	The Dimensional US Small Cap Value Systematic Index is proprietary to Dimensional Fund Advisers, who operate the index. Dimensional Fund Advisers is not an affiliate of the Registrant.

Ms. Bentzinger

May 9, 2023

If you have any questions regarding this letter or the Registration Statement, please contact the undersigned at 608-665-4184. We greatly appreciate the Staff’s efforts in assisting the Company with this filing.

Sincerely,

/s/Britney Schnathorst

Britney Schnathorst

cc:	Ms. Elisabeth Bentzinger
Mr. Thomas Bisset

Attachment

As of 2/28/2023

Dimensional US Small Cap Value Systematic Index

DFAUSVS

US small cap value equity index targeting higher expected returns

OVERVIEW

Ticker	DFAUSVS
Return Type	Price-Only
Live Date	02/09/2023
Base Date	03/31/2003
Rebalancing Frequency	Quarterly

Designed by a pioneer in small cap value investing

Draws on decades of rigorous academic research

Pursues higher expected returns

The Dimensional US Small Cap Value Systematic Index provides exposure to small companies with low relative prices in the US. Drawing on theoretical and empirical research, the Index pursues higher return potential by systematically excluding the lowest expected return stocks in this area of the market, such as companies with low profitability and high asset growth.

Dimensional is one of the industry's most experienced US small cap value managers, pioneering one of the first strategies dedicated to the market segment in 1993.

Performance

PERIODIC PERFORMANCE: ANNUALIZED RETURNS
HYPOTHETICAL AND LIVE

	1 Year	3 Years	5 Years	10 Years	Since Live 02/09/2023	Since Base 03/31/2003
US Small Cap Value Systematic Index	**-1.50%**	**14.97%**	**5.27%**	**7.73%**	**-1.25%**	**10.22%**
Russell 2000 Value Index (price-only)	-6.44%	10.69%	4.25%	6.29%	-1.34%	7.50%

GROWTH OF WEALTH

2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
800
700
600
500
400
300
200
100
0
703.86
422.28
US Small Cap Value Systematic Index
Russell 2000 Value Index (price-only)
Live Date

Past performance, including hypothetical performance, is no guarantee of future results. Data shown prior to the live date of February 9, 2023 (noted by a vertical line in the chart above) is hypothetical. The Dimensional US Small Cap Value Systematic Index has been retrospectively calculated by Dimensional Fund Advisors LP with the benefit of hindsight and did not exist prior to the index inception date. Accordingly, results shown during the periods prior to the index's index inception date does not represent actual returns of the index. Other periods selected may have different results, including losses. Backtested index performance is hypothetical and is provided for informational purposes only to indicate historical performance had the index been calculated over the relevant time periods. The Index is a price only index, which does not reflect the reinvestment of capital gains or dividends. Indices are not available for direct investment; therefore, their performance does not reflect the expenses associated with the management of an actual portfolio.

Dimensional Fund Advisors

As of 2/28/2023

Dimensional US Small Cap Value Systematic Index

DFAUSVS

About Dimensional

Dimensional is a leading global investment firm that has been translating academic research into practical investment solutions since 1981. Guided by a strong belief in markets, Dimensional offers strategies that focus on the drivers of expected returns. The firm applies a dynamic implementation process that integrates advanced research, methodical portfolio design, and careful execution, while balancing risks, costs, and other tradeoffs that may impact performance.

DISCLOSURES

This information is not meant to constitute investment advice, a recommendation of any securities product or investment strategy (including account type), or an offer of any services or products for sale, nor is it intended to provide a sufficient basis on which to make an investment decision. Investors should consult with a financial professional regarding their individual circumstances before making investment decisions.

The Dimensional US Small Cap Value Systematic Index (the “Index”) is sponsored and published by Dimensional Fund Advisors LP (“Dimensional”). References to Dimensional include its respective directors, officers, employees, representatives, delegates or agents. The Index is not available for direct investment. There is no guarantee of index success. Risks include loss of principal and fluctuating value. Fixed income securities are subject to increased loss of principal during periods of rising interest rates, and they are subject to various other risks, including changes in credit quality, liquidity, prepayments, and other factors.

Dimensional does not make any express or implied warranties, including, but not limited to, any warranties of merchantability or fitness for a particular purpose or use with respect to the Index, or as to results to be obtained by any financial product based on or related to the Index (a “Financial Product”) or any other person or entity from the use of the Index, trading based on the Index, the levels of the Index at any particular time on any particular date, or any data included therein, either in connection with a Financial Product or for any other use. Dimensional has no obligation or liability in connection with the administration, marketing or selling of a Financial Product.

In certain circumstances, Dimensional may suspend or terminate the Index. Dimensional has appointed a third-party agent (the “Index Calculation Agent”) to calculate and maintain the Index. While Dimensional is responsible for the operation of the Index, certain aspects have thus been outsourced to the Index Calculation Agent.

Dimensional does not guarantee the accuracy, timeliness or completeness of the Index, or any data included therein or the calculation thereof or any communications with respect thereto. Dimensional has no liability for any errors, omissions or interruptions of the Index or in connection with its use. In no event shall Dimensional have any liability of whatever nature for any losses, damages, costs, claims and expenses (including any special, punitive, direct, indirect or consequential damages (including lost profits)) arising out of matters relating to the use of the Index, even if notified of the possibility of such damages. Dimensional acts as principal and not as agent or fiduciary of any other person. Dimensional accepts no responsibility for this document’s contents or use.

The Russell 2000 Value Index measures the performance of Russell 2000 companies with lower price-to-book ratios and lower forecasted growth values. Frank Russell Company is the source and owner of the trademarks, service marks, and copyrights related to the Russell Indexes. Indices are not available for direct investment.